Exhibit 99.1

United Maritime Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2024 and Declares Dividend of $0.075 Per Share

Highlights
(in million USD, except EPS & LPS)	Q2 2024	Q2 2023	6M 2024	6M 2023
Net Revenues	$12.4	$10.0	$23.0	$12.8
Net income / (loss)	$0.7	$(3.0)	$(0.7)	$(7.9)
Adjusted net income / (loss)[1]	$0.9	$(2.1)	$(0.2)	$(5.7)
EBITDA[1]	$6.0	$1.1	$9.5	$(1.6)
Adjusted EBITDA[1]	$6.3	$2.0	$10.0	$0.6

Earnings / (loss) per share Basic	$0.08	$(0.37)	$(0.08)	$(0.99)
Earnings / (loss) per share Diluted	$0.07	$(0.37)	$(0.08)	$(0.99)
Adjusted earnings / (loss) per share Basic[1]	$0.10	$(0.25)	$(0.02)	$(0.72)
Adjusted earnings / (loss) per share Diluted[1]	$0.09	$(0.25)	$(0.02)	$(0.72)
Other Highlights and Developments:
■	Quarterly cash dividend of $0.075 per share for Q2 2024
■	Total cash dividends of $1.525 per share or $12.0 million declared since November 2022, representing approximately 60% of United’s market capitalization[2]
■	Completion of the sale of a 2010-built Chinese Kamsarmax at a profit
■	New initiatives adhering to our strategy for a diversified investment approach:
o	Minority investment in a newbuilding energy construction offshore vessel (“ECV”) project
o	Participation in a tanker time-charter agreement
■	Aggregate financings of $48.3 million year-to-date

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 Based on the closing price on August 5, 2024.

August 6, 2024 - Glyfada, Greece – United Maritime Corporation (“United” or the “Company”) (NASDAQ: USEA), announced today its financial results for the second quarter and six months ended June 30, 2024. The Company also declared a quarterly dividend of $0.075 per common share for the second quarter of 2024.
For the quarter ended June 30, 2024, the Company generated Net Revenues of $12.4 million compared to $10.0 million in the second quarter of 2023. Net Income and Adjusted Net Income for the quarter were $0.7 million and $0.9 million, respectively, compared to Net Loss of $3.0 million and Adjusted Net Loss of $2.1 million in the second quarter of 2023. Adjusted EBITDA1 for the quarter was $6.3 million, compared to $2.0 million for the same period of 2023. The Time Charter Equivalent rate (“TCE rate”) 3 of the fleet for the second quarter of 2024 was $17,143 per day.
For the six-month period ended June 30, 2024, the Company generated Net Revenues of $23.0 million, compared to $12.8 million in the same period of 2023. Net Loss and Adjusted Net Loss for the period were $0.7 million and $0.2 million, respectively, compared to Net Loss of $7.9 million and Adjusted Net Loss of $5.7 million in the respective period of 2023. Adjusted EBITDA for the first half of 2024 was $10.0 million, compared to $0.6 million for the same period of 2023. The TCE rate of the fleet for the first six months of 2024 was $16,187 per day.
Cash and cash-equivalents and restricted cash as of June 30, 2024, stood at $7.7 million. Shareholders’ equity at the end of the second quarter was $64.2 million, while long-term debt, finance lease liabilities and other financial liabilities, net of deferred finance costs stood at $90.3 million as of June 30, 2024. The book value of our fleet as of June 30, 2024, stood at $147.8 million, including two chartered-in Panamax vessels and a Kamsarmax vessel held for sale.
Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:
"We are delighted to announce United's return to profitability in the second quarter, driven by continued positive momentum in the dry bulk market. Our fleet was strategically positioned to capitalize on this trend through a blend of fixed and index-linked charters. We remain highly optimistic about the long-term prospects of the market and United’s ability to deliver high returns on capital.
"Given the strong dry bulk market conditions, we are pleased to declare our seventh consecutive quarterly dividend of $0.075, yielding approximately 13% annually. Having paid over $1.50 in dividends since our listing two years ago demonstrates our unwavering commitment to consistent shareholder rewards, a core element of our business strategy.
"Commercially, we expect our daily time charter equivalent to be around $17,500 for the third quarter, based on current FFA values. This reflects four of our vessels operating under fixed-rate employment through FFA fixings or time charter trips. Specifically, one of our Capesize vessels, the Goodship, completed its scheduled dry-docking and had energy-saving devices installed, leading to the renewal of its index-linked time charter at a higher daily rate. We successfully executed an extensive capex program, including the dry-docking of three Capesize vessels and one Kamsarmax vessel. Additionally, the M/V Gloriuship has been fixed on a round voyage of 70 to 80 days at a gross daily rate of $22,500. We are pleased with the secured cash flows for the second half of the year, supporting a healthy dividend.
"Fleet-wise, post-quarter, we delivered the 2010-built Chinese Kamsarmax, M/V Oasea, to her new owners, completing this profitable sale. This vessel will be replaced by a 2016-built Japanese Kamsarmax, renamed “Nisea”, acquired through a bareboat-in structure earlier this year, with delivery expected by the end of October 2024. Our fully delivered fleet will remain at eight vessels, while we continue to explore acquisition candidates with high return potential.
"In line with our diversified investment strategy, we have decided to invest in the offshore sector through a minority stake in a newbuilding Energy Construction Vessel. This project, in partnership with experienced Norwegian counterparts, is expected to complete in 2027. The vessel will serve both the oil and gas and renewable energy sectors, addressing the shortage of such vessels amidst growing demand. Additionally, United has partnered to charter-in an Aframax tanker for up to nine months, operated by a prominent tanker pool operator. This move reflects our commitment to deploying capital across different shipping sectors to deliver optimal outcomes for our shareholders, and we are optimistic about our recent investments.
"Our outlook for the dry bulk market remains positive, with the orderbook at historically low levels due to strict environmental regulations and resulting fleet renewal needs. We see the commitment of major miners to large projects providing a stable long-term demand backdrop. This year, strong volume growth in iron ore, coal, bauxite, and grains, coupled with the ton-mile effect of increasing long-haul cargoes, amplifies market strength. We expect this trend to continue, positioning United advantageously to benefit."

Current Company Fleet:
Vessel Name	Sector	Capacity (DWT)	Year Built	Yard	Employment Type	Minimum T/C expiration	Maximum T/C expiration(1)
Goodship	Dry Bulk / Capesize	177,536	2005	Mitsui	T/C Index Linked(2)	Oct-25	Dec-25
Tradership	Dry Bulk / Capesize	176,925	2006	Namura	T/C Index Linked(2)	Jan-25	Jun-25
Gloriuship	Dry Bulk / Capesize	171,314	2004	Hyundai	Time Charter Trip	N/A	N/A
Cretansea	Dry Bulk / Kamsarmax	81,508	2009	Universal	T/C Index Linked(2)	Apr-24	Aug-24
Chrisea(3)	Dry Bulk / Panamax	78,173	2013	Shin Kurushima	T/C Index Linked(2)	May-25	Sep-25
Synthesea(4)	Dry Bulk / Panamax	78,020	2015	Sasebo	T/C Index Linked(2)	Aug-25	Dec-25
Exelixsea	Dry Bulk / Panamax	76,361	2011	Oshima	T/C Index Linked(2)	Jun-25	Oct-25
Total/Average age		839,837	15.2 years

(1)	The latest redelivery dates do not include any additional optional periods.
(2)
“T/C” refers to a time charter agreement. Under these index-linked T/Cs, the Company has the option to convert the index-linked rate to fixed for a period of minimum two months, based on the prevailing FFA Rates for the selected period, and has done so for certain vessels as part of its freight hedging strategy, as described below under “Third Quarter 2024 TCE Rate Guidance”.

(3)
The vessel is technically and commercially operated by the Company on the basis of an 18-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

(4)
The vessel is technically and commercially operated by the Company on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

Vessel to be delivered:
Vessel Name	Sector	Capacity (DWT)	Year Built	Yard
tbr Nisea	Dry Bulk / Kamsarmax	82,235	2016	Oshima

Fleet Data:
	Q2 2024	Q2 2023	6M 2024	6M 2023
Ownership days(1)	728	611	1,456	916
Operating days(2)	704	570	1,363	815
Fleet utilization(3)	96.7%	93.3%	93.6%	89.0%
TCE rate(4)	$17,143	$16,072	$16,187	$14,335
Daily Vessel Operating Expenses(5)	$6,538	$6,714	$6,812	$7,063

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Operating days include the days that our vessels are on ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.
(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)
	Q2 2024	Q2 2023	6M 2024	6M 2023
Vessel revenue, net	12,443	10,011	23,041	12,832
Less: Voyage expenses	374	850	978	1,149
Time charter equivalent revenues	12,069	9,161	22,063	11,683
Operating days	704	570	1,363	815
TCE rate	$17,143	$16,072	$16,187	$14,335

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre-delivery costs of acquired vessels, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)
	Q2 2024	Q2 2023	6M 2024	6M 2023
Vessel operating expenses	4,760	6,026	9,918	9,137
Less: Pre-delivery expenses	-	1,924	-	2,667
Vessel operating expenses before pre-delivery expenses	4,760	4,102	9,918	6,470
Ownership days	728	611	1,456	916
Daily Vessel Operating Expenses	$6,538	$6,714	$6,812	$7,063

Net Income / (Loss) to EBITDA and Adjusted EBITDA Reconciliation:
(In thousands of U.S. Dollars)

	Q2 2024	Q2 2023	6M 2024	6M 2023
Net income / (loss)	672	(3,027)	(668)	(7,914)
Interest and finance cost, net	1,940	1,774	3,971	2,744
Depreciation and amortization	3,409	2,343	6,219	3,569
EBITDA	6,021	1,090	9,522	(1,601)
Stock based compensation	240	957	430	2,175
Loss on extinguishment of debt	-	-	22	-
Adjusted EBITDA	6,261	2,047	9,974	574

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) represents the sum of net income, net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation and loss on extinguishment of debt, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and Adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. EBITDA and Adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Net Income / (Loss) and Adjusted Net Income / (Loss) Reconciliation and calculation of Adjusted Earnings / (Loss) Per Share

(In thousands of U.S. Dollars)

	Q2 2024	Q2 2023	6M 2024	6M 2023
Net income / (loss)	672	(3,027)	(668)	(7,914)
Stock based compensation	240	957	430	2,175
Loss on extinguishment of debt	-	-	22	-
Adjusted net income / (loss)	912	(2,070)	(216)	(5,739)
Adjusted net income / (loss) – common shareholders	912	(2,087)	(216)	(5,816)
Adjusted earnings / (loss) per common share, basic	0.10	(0.25)	(0.02)	(0.72)
Adjusted earnings / (loss) per common share, diluted	0.09	(0.25)	(0.02)	(0.72)
Weighted average number of common shares outstanding, basic	8,744,456	8,291,751	8,716,477	8,030,666
Weighted average number of common shares outstanding, diluted	9,692,976	8,291,751	8,808,705	8,030,666

To derive Adjusted Net income / (loss) and Adjusted Net income / (loss) Per Share, both non-GAAP measures, from Net income / (loss), we exclude certain non-cash items, as provided in the table above. We believe that Adjusted Net income / (loss) and Adjusted Net income / (loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as stock-based compensation, loss on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measures provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net income / (loss) and Adjusted Net income / (loss) per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Third Quarter 2024 TCE Rate Guidance:
As of the date hereof, approximately 75% of the Company fleet’s expected operating days in the third quarter of 2024 have been fixed at an estimated TCE rate of approximately $17,737. Assuming that for the remaining operating days of our index-linked T/Cs, the respective vessels’ TCE rate will be equal to an average Forward Freight Agreement (“FFA”) rate of $22,977 for Capesize and $16,554 for Kamsarmax per day (based on the FFA curve of July 29, 2024), our estimated TCE for the third quarter of 2024 will be approximately $17,4953. Our TCE rate guidance for the third quarter of 2024 includes conversions of index-linked charter to fixed.
The following table provides the breakdown of index-linked charters and fixed-rate charters in the third quarter of 2024:
	Operating Days	TCE Rate
TCE - fixed rate (index-linked conversions)	184	$18,650
TCE - fixed rate	110	$19,318
TCE – index-linked	317	$16,189
Total / Average	611	$17,495
Second Quarter and Recent Developments:

Dividend Distribution for Q1 2024 and Declaration of Q2 2024 Dividend
On July 10, 2024, the Company paid the previously announced quarterly dividend of $0.075 per common share, for the first quarter of 2024, to all shareholders of record as of June 25, 2024.
The Company also declared a cash dividend of $0.075 per common share for the second quarter of 2024 payable on or about October 10, 2024 to all shareholders of record as of September 27, 2024.
New Investment Initiatives
Offshore Sector
In July 2024, the Company entered into shareholder and subscription agreements to acquire a minority stake in a Norwegian-based company, established to design and build a technically and environmentally advanced Energy Construction Vessel (“ECV”). The ECV is intended to inspect, maintain, and repair offshore energy production infrastructure in both the oil and gas and renewables industries. United will commit capital of up to $8.5 million, scheduled to be called in five separate installments over a period of 33 months, matching the different stages of the ECV’s building process. The offshore sector is currently experiencing a dynamic phase characterized by several key factors that enhance its attractiveness. The increased demand for energy, combined with the aging fleet and a limited orderbook, provides a straightforward and structured opportunity for United to diversify into a high-potential alternative sector.
Tanker Sector
In June 2024, the Company entered into an agreement with a third-party operator to participate in a time-charter of an Aframax tanker. The vessel is chartered and managed through the operator’s Aframax pool, while the Company has committed $0.3 million for the vessel's working capital. United will participate in the profits and losses of the subject vessel based on the performance of the time-charter agreement.

3 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to an average Forward Freight Agreement (“FFA”) rate of $22,977 for Capesize and $16,554 for Kamsarmax per day (based on the FFA curve of July 29, 2024). Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

Vessel transactions and commercial updates
M/V Exelixsea – Time charter extension
In July 2024, the charterer of the M/V Exelixsea agreed to extend the time charter agreement in direct continuation from the current agreement. The extension period will commence on August 15, 2024, for a duration of about 11 months to about 14 months. The daily hire is based on a revised discount over the BPI 5TC, while all other main terms of the time charter remain materially the same.

M/V Synthesea – Time charter extension
In July 2024, the charterer of the M/V Synthesea agreed to extend the time charter agreement in direct continuation from the current agreement. The extension period will commence on October 1, 2024, for a duration of about 11 months to about 14 months. The daily hire is based on a revised discount over the BPI 5TC, while all other main terms of the time charter remain materially the same.

M/V Goodship – Time charter extension
In July 2024, the charterer of the M/V Goodship agreed to extend the time charter agreement in direct continuation from the current agreement. The extension period commenced in July 2024 for a duration of minimum October 15, 2025, to maximum December 31, 2025. The daily hire is based on a revised premium over the BCI, while all other main terms of the time charter remain materially the same.

M/V Gloriuship – Time-charter trip
In July 2024, it was agreed that the M/V Gloriuship will commence a new time charter trip at a gross daily hire of $22,500 for a period of about 70-80 days, after the expiration of her current time charter trip expected within August 2024.
Sale of M/V Oasea
In May 2024, the Company entered into an agreement with an unaffiliated third party for the sale of the M/V Oasea. The vessel was delivered to her new owners on July 19, 2024. The vessel’s gross sale price was $20.2 million, and the accounting profit is estimated at $1.5 million that will be recognized in Q3 2024.
Financing Updates
Sale and Leaseback of M/V Synthesea
In August 2024, the Company entered into a $18.0 million sale and leaseback agreement with an unaffiliated third party in Japan, to finance the exercise of the $17.1 million purchase option of the M/V Synthesea under its previous bareboat charter. The financing bears an interest rate of 2.70% plus 3-month Term SOFR. The charterhire principal amortizes over a seven-year term, through eighty-four consecutive monthly installments of approximately $0.1 million. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the bareboat period, United will have the option to purchase the vessel for about $6.5 million, which the Company expects to exercise.
Loan Facility of M/V Chrisea
In August 2024, the Company entered into a $16.5 million loan facility with a prominent lender in Taiwan, to finance the exercise of the $12.4 million purchase option of M/V Chrisea under its current bareboat charter. The principal will amortize over a five-year term, through twenty consecutive quarterly installments of $0.4 million and a final balloon payment of $8.5 million. The interest rate will be 2.60% plus 3-month Term SOFR.

Conference Call:
The Company’s senior management will host a conference call to discuss the financial results today, Tuesday, August 6, 2024 at 12:00 p.m. Eastern Time.
Audio Webcast:
There will be a live, and then archived, webcast of the conference call through the Company’s website. To listen to the archived audio file, visit the “Investors” section of our website. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast, following this link.
Conference Call Details:
Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

United Maritime Corporation
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2024	December 31, 2023*
ASSETS
Cash and cash equivalents and restricted cash	7,736	14,501
Vessels, net, Right-of-use assets and Vessel held for sale	147,833	152,525
Other assets	15,834	7,779
TOTAL ASSETS	171,403	174,805

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt, finance lease liability and other financial liabilities, net of deferred finance costs	90,311	95,954
Other liabilities	16,881	12,982
Stockholders’ equity	64,211	65,869
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	171,403	174,805

*	Derived from the audited consolidated financial statements as of the period as of that date

United Maritime Corporation
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share
and per share data)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Vessel revenue, net	12,443	10,011	23,041	12,832
Expenses:
Voyage expenses	(374)	(850)	(978)	(1,149)
Vessel operating expenses	(4,760)	(6,026)	(9,918)	(9,137)
Management fees	(573)	(594)	(1,165)	(826)
General and administration expenses	(727)	(1,506)	(1,505)	(3,325)
Depreciation and amortization	(3,409)	(2,343)	(6,219)	(3,569)
Operating income / (loss)	2,600	(1,308)	3,256	(5,174)
Other income / (expenses):
Interest and finance costs	(2,011)	(1,800)	(4,134)	(2,979)
Interest and other income	72	78	164	287
Loss on extinguishment of debt	-	-	(22)	-
Other, net	11	3	68	(48)
Total other expenses, net:	(1,928)	(1,719)	(3,924)	(2,740)
Net income / (loss)	672	(3,027)	(668)	(7,914)
Net income / (loss) attributable to common shareholders	672	(3,044)	(668)	(7,991)

Net income / (loss) per common share, basic	0.08	(0.37)	(0.08)	(0.99)
Net income / (loss) per common share, diluted	0.07	(0.37)	(0.08)	(0.99)
Weighted average number of common shares outstanding, basic	8,744,456	8,291,751	8,716,477	8,030,666
Weighted average number of common shares outstanding, diluted	9,692,976	8,291,751	8,808,705	8,030,666

United Maritime Corporation
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars)

	Six months ended June 30, 2024	Six months ended June 30, 2023
Net cash provided by / (used in) operating activities	4,637	(844)
Net cash used in investing activities	(3,757)	(75,776)
Net cash (used in) / provided by financing activities	(7,645)	13,970

About United Maritime Corporation
United Maritime Corporation is an international shipping company specializing in worldwide seaborne transportation services. The Company operates a fleet of seven dry bulk vessels with an aggregate cargo carrying capacity of 839,837 dwt. Upon the delivery of the M/V Scarlet Robin tbr Nisea, the Company’s operating fleet will consist of three Capesize, two Kamsarmax and three Panamax vessels, with an aggregate cargo carrying capacity of 922,072 dwt.
The Company is incorporated under the laws of the Republic of the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “USEA”.
Please visit the Company’s website at: www.unitedmaritime.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; the impact of changes in regulatory requirements or actions taken by regulatory authorities on the Company's operating or financial results; the Company's financial condition and liquidity, including its ability to service its indebtedness or to pay dividends; competitive factors in the market in which the Company operates; increased operating costs associated with vessel aging; vessel damage; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; dependence on affiliates of the Company’s former parent and third-party managers to operate the Company’s business; availability of crew, number of off-hire days, classification survey requirements and insurance costs; changes in the Company’s relationships with contract counterparties; potential liability from future litigation and incidents involving the Company’s vessels; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine or Israel and Palestine; risks associated with the length and severity of pandemics (including COVID-19), including their effects on demand for crude oil, petroleum products, dry bulk products, other types of products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its registration statement on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:
United Investor Relations
Tel: +30 213 0181 522
E-mail: ir@usea.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: usea@capitallink.com